November 25, 2008

Via EDGAR

Mr. Thomas Kluck
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Sovran Self Storage, Inc.
Form 10-K for the year ended December 31, 2007
File No. 001-13820

Sovran Acquisition Limited Partnership
Form 10-K for the year ended December 31, 2007
File No. 000-24071

Dear Mr. Kluck:

This letter is submitted in response to comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") as set forth in your letter to Sovran Self Storage, Inc. (the "Company") dated November 13, 2008.

Sovran Self Storage, Inc.'s Form 10-K for Fiscal Year Ended December 31, 2007:

Item 1. Business, page 3

1.
In subsequent filings, please consider disclosing the general terms and conditions of your typical rental agreements with your customers.  For example, please disclose whether you primarily rent storage space on a week-to-week, month-to-month or year-to year basis.

Response:
In subsequent filings, the Company will disclose the general terms and conditions of typical rental agreements with our customers.

Item 2. Properties, Page 13

2.	In future filings, please disclose the average annual rental per square foot as of the end of your most recently completed fiscal year. Please provide this information on a portfolio basis.

Response:
In future filings, the Company will disclose, on a portfolio basis, the average annual rental rate per square foot as of the end of the most recently completed fiscal year.

3.	In future filings, please disclose the average occupancy rate as a percentage and provide this information on a portfolio basis.

Response:
In future filings, the Company will disclose, on a portfolio basis, the average occupancy rate as a percentage.

4.
We note in your "Management's Discussion and Analysis of Financial Condition and Results of Operations" section that you have had fluctuations in your occupancy rates.  Please explain how you measure occupancy and please consider disclosing this information in future filings.

Response:
We disclose occupancy rates based on the square feet of the portfolio. We will disclose information on how we measure occupancy in future filings.

Sovran Self Storage, Inc.'s Definitive Proxy Statement on Schedule 14A:

Executive Officers of the Company, page 12

5.	In future filings, please disclose the business experience of your executive officers. Please refer to Regulation S-K, Item 401(e).

Response:
In future filings, we will disclose the business experience of our executive officers in conformity with Regulation S-K, Item 401(e).

Compensation Discussion and Analysis, page Base Salary, page 12

6.
We note your disclosure on page 13 that you proposed a 5 percent increase in the base salaries of your executive officers.  In future filings, please describe in more detail how and why you arrived at your decisions regarding your executive officer's base salaries.

Response:
In future filings, we will describe in more detail how and why we arrived at our decisions regarding our executive officer's base salaries.

7.
In future filings, with respect to long-term incentive awards, please provide a more detailed analysis of how the company determined the actual awards.  Please disclose the actual factors considered in making the equity awards for each named executive officer.

Response:

In future filings, with respect to long-term incentive awards, we will provide a more detailed analysis of how the Company determined the actual awards, and will disclose the actual factors considered in making the equity awards for each named executive officer.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  Further, the Company understands that staff comments, or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any comments on the enclosed, or need for further information, please feel free to call me at (716) 650-6116.

Sincerely yours, /s/ David Rogers Chief Financial Officer